

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Richard Jian Liu
Chief Financial Officer
EHang Holdings Ltd
Building C, Yixiang Technology Park
No. 72 Nanxiang Second Road, Huangpu District
Guangzhou, 510700
People' Republic of China

> **Re: EHang Holdings Ltd**
> **Form 20-F for the Year Ended December 31, 2020**
> **Filed June 15, 2021**
> **File No. 001-39151**

Dear Mr. Liu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2020

Exhibits 12.1 and 12.2, page 1

1. We noted that the certifications filed as Exhibits 12.1 and 12.2 exclude the introductory language regarding internal control over financial reporting in the fourth paragraph. Please amend the filing to provide revised certifications that include the required information. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Richard Jian Liu
EHang Holdings Ltd
June 29, 2021
Page 2

Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(ad) Segment Reporting, page F-31

2. We note your disclosure that you have one reportable segment. Tell us how you assessed whether each of the commercial solutions (i.e., air mobility solutions, smart city management solutions and aerial media solutions) is an operating segment as defined in ASC 280-10-50-1. If you have determined that the commercial solutions are operating segments that can be aggregated, demonstrate how you determined that aggregation complies with the requirements of ASC 280-10-50-11, including similar economic characteristics. In this regard, we note from your disclosure on page 89 that Air Mobility Solutions had a higher gross profit margin. If you have determined that your commercial solutions are not operating segments, explain how you made that determination.

5. Accounts Receivables, Net, page F-36

3. Please tell us how you determined the appropriate allowance amount at December 31, 2020, including your consideration of ASC 310-10-35-7 through 35-11 when establishing your allowance of doubtful accounts. Provide us with and disclose an aging of your accounts receivable as of December 31, 2020, detailing the total amounts outstanding at the balance sheet date by categories of time, such as over 30 days, over 90 days, over six months, over one year, over two years, etc. For each category, show the amount that has been subsequently collected. Please also tell us and disclose the nature and terms of the payment commitment letters you signed with your customers and whether they are legally enforceable.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing